Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund T3 social media campaign

1. ***Prism Fund Webinar Announcement (Post date: June 8, am)***

Facebook/LinkedIn

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Webinar:
The Yieldstreet Prism Fund: A deep dive.

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

The Yieldstreet Prism Fund is reopening on June 15. Join our Founder & President, Michael Weisz, and Head of Strategic Finance, Jimmy Pandhi, on Wednesday, June 10, from 1- 1:45 PM EST for a webinar to learn more about this Fund. Reserve your seat today!
https://us02web.zoom.us/webinar/register/7215912846373/WN_aXqINz5tRja9zL5znH0UTw
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

The Yieldstreet Prism Fund is reopening on June 15. Join our Founder & President, Michael Weisz, and Head of Strategic Finance, Jimmy Pandhi, on Wednesday, June 10, from 1-1:45 PM EST for a webinar to learn more about this Fund. Reserve your seat today!
<https://us02web.zoom.us/webinar/register/7215912846373/WN_aXqINz5tRja9zL5znH0UTw >
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

2. Yieldstreet Prism Fund investment strategy (Post date: June 8, pm)

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

Dive deeper on the investment strategy behind the Yieldstreet Prism Fund, which is focused on income generation https://www.yieldstreet.com/resources/article/prism-fund-investment-strategy Download the prospectus here:

https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

Dive deeper into the #YieldstreetPrismFund investment strategy, which is focused on income generation. Learn more here:

https://www.yieldstreet.com/resources/article/prism-fund-investment-strategy and download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

3. Prism Fund Webinar Reminder (Post date: June 9 am)

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Webinar:
The Yieldstreet Prism Fund: A deep dive.
Prism Fund

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

The Yieldstreet Prism Fund is reopening on June 15. Join us tomorrow from 1-1:45 PM EST for a live webinar with Michael Weisz, Founder & President of Yieldstreet, and Jimmy Pandhi, Head of Strategic Finance at Yieldstreet. They'll answer some of the most frequently asked questions we've received since the launch of the Fund. RSVP to reserve your seat.
https://us02web.zoom.us/webinar/register/7215912846373/WN_aXqINz5tRja9zL5znH0UT
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

The #YieldstreetPrismFund is reopening on June 15. Join Yieldstreet's Founder & President, Michael Weisz, and our Head of Strategic Finance, Jimmy Pandhi, tomorrow from 1-1:45 PM EST for a live webinar. Reserve your seat today!
https://us02web.zoom.us/webinar/register/7215912846373/WN_aXqINz5tRja9zL5znH0UTw
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

4. What is the Yieldstreet Prism Fund? (Post date: June 9 pm)

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn
The Yieldstreet Prism Fund will reopen for additional investments on June 15. With just a single allocation, you can invest across numerous alternative asset classes. Learn more about this exciting
opportunity.https://www.yieldstreet.com/resources/article/what-is-the-yieldstreet-prism-fund and download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter
The #YieldstreetPrismFund reopens for additional investments on June 15. Learn more about this novel #investment product.
https://www.yieldstreet.com/resources/article/what-is-the-yieldstreet-prism-fund Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

5. What to Expect From the Yieldstreet Prism Fund (Post date: June 10)

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

The Yieldstreet Prism Fund reopens for additional investments on June 15. Learn more about what you can expect from the Fund.

https://www.yieldstreet.com/resources/article/what-to-expect-from-yieldstreet-prism-fund

Download the prospectus here:

https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

Wondering what to expect from the #YieldstreetPrismFund when it reopens on June 15?

https://www.yieldstreet.com/resources/article/what-to-expect-from-yieldstreet-prism-fund

Download the prospectus here:

https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

6. The Yieldstreet Prism Fund Distribution Rate Explained (Post date: June 11)

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

Shareholders in Closed-End Funds are typically paid distributions on a quarterly basis. For the Yieldstreet Prism Fund, we've set the rate of payment with the goal of creating an expected quarterly distribution. Learn more about it here:
https://www.yieldstreet.com/resources/article/yieldstreet-prism-fund-distribution-rate Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

We've set the rate of payment for the #YieldstreetPrismFund with the goal of creating an expected quarterly distribution. Learn more:
https://www.yieldstreet.com/resources/article/yieldstreet-prism-fund-distribution-rate and download the prospectus:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

7. The importance of diversification (Post date: June 12)

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*The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

Diversification is one of the keys to minimizing risk in your investment portfolio.* Learn more about how the Yieldstreet Prism Fund lets you invest across multiple Yieldstreet asset classes with just one allocation. Currently, the Fund holds assets in Art and Real Estate. https://www.yieldstreet.com/resources/article/why-is-diversification-important Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

The #YieldstreetPrismFund lets investors invest across multiple Yieldstreet offerings with just one allocation. Learn more about the importance of diversification.* https://www.yieldstreet.com/resources/article/why-is-diversification-important Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

8. What is a Distribution Reinvestment Plan (DRIP)? (Post date: June 13)

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Investors should carefully consider the investment objectives,
risks, charges and expenses of the YieldStreet Prism Fund before
investing. The prospectus for the YieldStreet Prism Fund contains
this and other information about the Fund and can be obtained by
emailing investments@yieldstreetprismfund.com or by referring to
www.yieldstreetprismfund.com. The prospectus should be read
carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not
insured by the FDIC or by any other federal governmental agency)
and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale
in the states of Nebraska or North Dakota or to persons resident
or located in such states at this time. No subscription for the sale
of shares will be accepted from any person resident or located in
Nebraska or North Dakota at this time.

Facebook/LinkedIn

Distribution Reinvestment Plans (DRIPs) enable investors to harness the power of
compounding returns. This powerful tool is available to investors in the Yieldstreet Prism Fund.
Learn more about DRIPs before the Fund reopens on June 15.
https://www.yieldstreet.com/resources/article/distribution-reinvestment-plan-drip Download the
prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

Distribution Reinvestment Plans (DRIPs) harness the power of compounding returns. Learn
more about DRIPs before the #YieldstreetPrismFund reopens on June 15.
https://www.yieldstreet.com/resources/article/distribution-reinvestment-plan-drip and download
the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

9. Yieldstreet Prism Fund FAQs (Post date: June 14)

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FAQs
YIELDSTREET
Prism Fund

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

Read up on the most frequently asked questions about the Yieldstreet Prism Fund before it reopens on June 15. https://www.yieldstreet.com/resources/article/yieldstreet-prism-fund-faqs Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

Ahead of the #YieldstreetPrismFund reopening, we've compiled the most frequently asked questions regarding the Fund: https://www.yieldstreet.com/resources/article/yieldstreet-prism-fund-faqs Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

10. Announcing tranche 3- (Post date: June 15)



Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

The Yieldstreet Prism Fund has reopened for its third round of investment!. Learn more about it by visiting https://yieldstreetprismfund.com or download the prospectus at https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

The Yieldstreet Prism Fund has reopened for its third round of investment!. Learn more about it by visiting https://yieldstreetprismfund.com or download the prospectus at https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf